Exhibit 99.1

J-Star Holding Signs MOU with White Group to Advance Financing for Texas Solid-State Battery Facility

White Group to support capital formation for J-Star’s Baytown, Texas automated battery manufacturing project

Taichung City, Taiwan – May 8, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), today announced that it has signed a non-binding memorandum of understanding (“MOU”) with White Group Ptd., Ltd. (“White Group”), a Singapore-based investment and development firm, to support capital formation for the Company’s planned automated solid-state battery production facility in Baytown, Texas.

The financing initiative builds upon J-Star’s previously announced strategic partnership with Patriot Green Energy Technology Co., Ltd. (“PSSB”) to develop Made-in-USA polymer-based solid-state battery solutions and establish a 100 megawatt-hour (MWh) modular production line targeting the rapidly growing unmanned aerial vehicle (UAV) and drone markets.

Under the MOU, White Group will work with J-Star to identify and introduce potential U.S.-based private equity partners to participate in a proposed $100 million investment to support construction, automation and technical development of the Baytown facility. The investment is expected to complement J-Star and PSSB’s previously submitted U.S. Department of Energy grant application for the project.

Advancing the Baytown Solid-State Battery Initiative

The proposed capital raise represents the next phase of J-Star’s Baytown project, which already includes:

●	A strategic partnership with PSSB, a developer of next-generation solid-state battery technology backed by Taiwan’s Industrial Technology Research Institute (ITRI)
●	A jointly submitted U.S. Department of Energy grant application
●	A commitment from the Baytown Economic Development Foundation securing a site in the TGS Cedar Port Industrial Park
●	Plans to establish a fully automated U.S. production line designed to supply high-density batteries for aerospace, defense and dual-use drone applications

Proceeds from the expected financing are expected to support:

●	Completion of the 100 MWh automated solid-state battery production line targeting drone and advanced mobility applications
●	Procurement of customized automated manufacturing systems
●	Technology transfer, workforce training and infrastructure development
●	Technical milestones required for federal funding and customer qualification

Jonathan Chiang, CEO and Chairman of J-Star Holding, commented, “This agreement with White Group represents an important step in advancing the financing strategy for our Baytown, Texas facility. Following our partnership with PSSB, our Department of Energy grant application, and the securing of our Baytown site, we are now focused on building the capital structure required to bring this project into execution. We believe the combination of Taiwanese battery innovation and U.S. manufacturing will help establish a secure domestic supply chain for next-generation energy storage solutions serving the rapidly expanding aerospace and defense drone markets.”

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About White Group

White Group Pte. Ltd. is a Singapore-based, boutique investment and development firm founded in 2005. The firm focuses on real estate, technology, and healthcare investments across Asia and seeks to create long-term value for its partners. Visit whitegroup.com.sg for more information.

About J-Star

J-Star Holding Co., Ltd. (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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